MORGAN, LEWIS & BOCKIUS LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110
July 25, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549
Re:	Hawaiian Tax-Free Trust (File Nos. 2-92583 and 811-4084) The Cascades Trust (File Nos. 33-4382 and 811-4626) Post-Effective Amendments to Registration Statements on Form N-1A
Ladies and Gentlemen:
This letter is to respond to comments we received from Ms. Ashley Vroman-Lee of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission regarding Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of Hawaiian Tax-Free Trust, and Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of The Cascades Trust, relating to its series Aquila Tax-Free Trust of Oregon, each filed on May 17, 2016.  Following are the Staff's comments and each Registrant's responses thereto:

1.	Comment:	The Staff asked that each Registrant provide a letter to the Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments

	Response:	Tandy representation letters executed in connection with the filing of this response are attached hereto as Exhibit A.

2.	Comment:
The Staff requested that each Registrant add the words "front-end" before "sales charge" in footnote number 1 to the Registrant's fee table to clarify that purchases of $1 million or more have no front-end sales charge.

	Response:	Each Registrant has revised the disclosure to address the Staff's comment.

3.	Comment:	The Staff requested that each Registrant confirm that the disclosure in the principal risks section of the Registrant's prospectus is consistent with the Registrant's principal investment strategies.

	Response:	Each Registrant confirms that the disclosure in the principal risks section of the Registrant's prospectus is consistent with the Registrant's principal investment strategies.

4.	Comment:
The Staff noted that Hawaiian Tax-Free Trust states in the disclosure regarding risks associated with investments in Hawaii and other municipal obligations that it may be "affected significantly by adverse economic, political or other events affecting Hawaii and other municipal issuers," and Aquila Tax-Free Trust of Oregon states in the disclosure regarding risks associated with investments in Oregon and other municipal obligations that it may be "affected significantly by adverse economic, political or other events affecting Oregon and other municipal issuers."  The Staff requested that each Registrant revise the disclosure to clarify that it addresses the municipal obligations in which the Registrant may invest, rather than investments in municipal issuers generally, and to describe in greater detail the adverse economic, political or other events affecting Hawaii or Oregon municipal issuers, as applicable.

Response:
Each Registrant has revised the disclosure referenced by the Staff to clarify that it addresses the municipal obligations in which the Registrant may invest, rather than investments in municipal issuers generally.  Each Registrant respectfully submits that it provides sufficient detail regarding adverse economic, political or other events affecting Hawaii or Oregon municipal issuers, as applicable, in the disclosure regarding risks associated with investments in obligations of such municipal issuers and that additional disclosure is not required.

5.	Comment:
The Staff requested that each Registrant confirm that principal risks disclosed in the "Additional Information about the Principal Risks of Investing in the Trust" section of the prospectus also are disclosed in the "Principal Risks" section of the prospectus.

Response:
Each Registrant confirms that principal risks disclosed in the "Additional Information about the Principal Risks of Investing in the Trust" section of the prospectus also are disclosed in the "Principal Risks" section of the prospectus.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz
Jeremy Kantrowitz
cc: Diana P. Herrmann
    Charles E. Childs, III
    Roger P. Joseph
    Toby R. Serkin

The Cascades Trust
Hawaiian Tax-Free Trust
120 West 45th Street, Suite 3600
New York, New York 10036

July 25, 2016

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	The Cascades Trust (File Nos. 33-4382 and 811-4626)
Hawaiian Tax-Free Trust (File Nos. 2-92583 and 811-4084)
Post-Effective Amendments to Registration Statements on Form N-1A

Ladies and Gentlemen:
In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of Hawaiian Tax-Free Trust, and Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of The Cascades Trust, relating to its series Aquila Tax-Free Trust of Oregon, each Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)   the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)   the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               Sincerely,

                               The Cascades Trust
                               Hawaiian Tax-Free Trust

                               By:          /s/ Charles E. Childs, III
                               Name:    Charles E. Childs, III
                               Title:       Secretary